EXHIBIT 99.1

Westport Publishes 2022 Annual and Special Meeting Results

VANCOUVER, British Columbia, April 06, 2023 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“WFS” or the “Company”) (TSX:WPRT / Nasdaq:WPRT) today held its Annual and Special Meeting of Shareholders (the “Meeting”) in a virtual format. Shareholders approved all resolutions presented at the meeting including the election of all nominated directors, the appointment of KPMG LLP as the Company’s auditors, an advisory Say-on-Pay vote and approval for board discretion to initiate a share consolidation.

A summary of the results are as follows:

Business	Outcome of Vote	Percentage of Votes For	Percentage of Votes Withheld/Against
Election of Directors
Anthony Guglielmin	Approved	90.89%	9.11%
Brenda Eprile	Approved	90.19%	9.81%
Dan Hancock	Approved	90.69%	9.31%
David Johnson	Approved	89.79%	10.21%
Eileen Wheatman	Approved	89.94%	10.06%
Karl-Viktor Schaller	Approved	90.66%	9.34%
Michele Buchignani	Approved	88.35%	11.65%
Philip Hodge	Approved	90.85%	9.15%
Rita Forst	Approved	84.81%	15.19%

Appointment of Auditors	Approved	93.67%	6.33%

Approval for share consolidation	Approved	85.63%	14.37%

Executive Compensation (Advisory Vote)	Agree	86.99%	13.01%

Replay Virtual Meeting

To access a telephone replay please dial 1-800-319-6413 (Canada & USA toll-free) or 1-604-638-9010, and when prompted, enter the access code 9892. The replay will be available until the end of day April 13, 2023.

About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Inquiries:
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com